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               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                          FORM U-6B-2

                  Certificate of Notification


  Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by:  New England Power Company

  This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of the security or securities:

  General and Refunding Mortgage Bonds, Series R, Variable Rate, due 2020, $8,000,000 (the G&R Bonds).

2.    Issue, renewal or guaranty:

  Issuance.

3.    Principal amount of each security:

  $8,000,000 G&R Bonds.

4.    Rate of interest per annum of each security:

  Variable.

5.    Date of issue, renewal or guaranty of each security:

  Date of issuance:  December 19, 1996.

6.    If renewal of security, give date of original issue:

  N/A.

7.    Date of maturity of each security:

  November 1, 2020.

8. Name of the person to whom each security was issued, renewed or guaranteed:

  The G&R Bonds were issued to State Street Bank and Trust Company, as successor trustee to BayBank, for the pollution control revenue refunding bonds issued by the Business Finance Authority of the State of New Hampshire (BFA).

9.    Collateral given with each security, if any:

  For the G&R Bonds:  Supplemental General and Refunding Mortgage
  Indenture.

10.   Consideration received for each security:

  $8,000,000 was received as a loan from BFA, secured by the issuance of the G&R Bonds.

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11.   Application of proceeds of each security:

  $8,000,000 was used to redeem the following securities on December 19, 1996: $8,000,000 General and Refunding Mortgage Bonds, Series T, Variable Rate, due 2020.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

   (   ) a. the provisions contained in the first sentence of Section
            6(b).

   (   ) b. the provisions contained in the fourth sentence of Section
            6(b).

   ( x ) c. the provisions contained in any rule of the Commission other than Rule U-48.

13.    If the security or securities were exempt from the provisions of
       Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

       N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

       N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

      Rule 52.



                         NEW ENGLAND POWER COMPANY


                            s\John G. Cochrane
                         By
                            John G. Cochrane
                            Assistant Treasurer

Date: December 30, 1996